Bancolombia Capital LLC

Financial Statement
And
Report of Independent Registered Public Accounting Firm

As of December 31, 2022

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SEC FILE NUMBER
8-70822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/14/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bancolombia Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Avenue, Suite 2010
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkowitz Pollack Brandt Advisors and Accountants, LLP
(Name – if individual, state last, first, and middle name)

200 South Biscayne Blvd.	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/22/2003	52
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan Felipe Giraldo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bancolombia Capital, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Luisa Restrepo
My Commission HH 354922
Expires 1/29/2027

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bancolombia Capital LLC
Index to Financial Statement
As of December 31, 2022

Financial Statement

Berkowitz Pollack Brant Advisors +CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Bancolombia Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bancolombia Capital LLC (the “Company”) as of December 31, 2022, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berkowitz Pollack Brant

We have served as the Company’s auditor since 2022.

Miami, Florida

February 24, 2023

Bancolombia Capital LLC
Statement of Financial Condition
As of December 31, 2022

ASSETS		
Cash	$	653,652
Receivable from clearing organization (NOTE 2)		73,954
Prepaid expenses		81,259
Deposit with clearing organization (NOTE 2)		500,000
TOTAL ASSETS	**$**	**1,308,865**
LIABILITIES AND MEMBER'S EQUITY		
Due to related parties (NOTE 6)	$	277,969
Accounts payable, accrued expenses and other liabilities		62,500
TOTAL LIABILITIES		340,469
CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY:		
Member's equity		968,396
TOTAL MEMBER'S EQUITY		968,396
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,308,865**

The accompanying notes are an integral part of this financial statement.

1. NATURE OF BUSINESS

Bancolombia Capital LLC (the "Company") is a Florida limited liability company that was organized during 2021, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for FINRA membership on June 14, 2022 (the "Effective Date of Operations"). The Company is wholly owned by Bancolombia Capital Holdings USA LLC, a Florida limited liability company (the "Parent"). The Parent is wholly-owned by Valores Bancolombia S.A., a financial services institution based in Colombia (the "Indirect Ultimate Parent").

The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not maintain customer accounts.

The Company engages in and is party to a variety of financial and administrative transactions with related parties (related through common ownership with either the Parent and/or the Indirect Ultimate Parent), see Note 6.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Economic Dependency and Going Concern

The Company's management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern for a period of one year after the date this financial statement was issued, taking into consideration the quantitative and qualitative information regarding the Company's current financial condition, conditional and unconditional obligations due and the funds and cash flow necessary to maintain operations within that period.

From its inception through the date this financial statement was issued, the Company has depended primarily on capital contributions from its Parent to sustain its operations and provide it with sufficient liquidity and working capital to pay its obligations and operating expenses as they come due. As part of its continued support of the Company's operations, the Parent has committed to provide the Company with adequate financial support either in the form of continued capital contributions and/or loans so as to ensure the Company's business continuity for a minimum period of twelve months from the date this financial statement was issued (see Note 7). The Parent's financial support is primarily supported by a written financial commitment from the Indirect Ultimate Parent to provide the Parent with adequate financial support to support the operations of the Parent and its wholly-owned subsidiaries for the foreseeable future. Until such time that the Company can achieve its operational goals and is able to self-fund its working capital and operational liquidity needs, the Company will remain highly dependent on the Parent's (and indirectly the Indirect Ultimate Parent's) continued ability to fund the Company's operations. Company management believes that the Parent (and indirectly the Indirect Ultimate Parent) has sufficient economic resources to support this commitment of financial support. As a result, management believes that the Company will be able to continue in operation on a going concern basis for at least the next twelve months from the date this financial statement was issued.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. The Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2022.

Clearing Agreement and Collateral Deposit

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The agreement between the Company and Pershing requires the Company to maintain a collateral deposit of $500,000 with Pershing. Such deposit is presented as deposit with clearing organization in the accompanying statement of financial condition.

Receivables from Clearing Organization

The Company's receivables from Pershing include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through Pershing and settled daily between Pershing and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. At December 31, 2022 the amount due from Pershing totaled $73,954.

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2022. The actual outcome of the estimates could differ from the estimates made in the preparation of this financial statement.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (Continued)

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

The Company did not own any security positions as of December 31, 2022. Furthermore, the Company did not have any financial instruments that are measured at fair value on a recurring basis as of December 31, 2022.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a disregarded entity for income tax purposes. Accordingly, its earnings and losses are included in the income tax returns of its Parent. As a result, the Company is not subject to nor does it recognize a provision or benefit for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

No uncertain tax positions requiring recognition or disclosure were identified by management as of December 31, 2022.

Allowance for Credit Losses

Accounting Standards Codification ("ASC") 326-20, Financial Instruments - Credit Losses, requires the immediate recognition of management's estimates of current expected credit losses. The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2022, as no credit losses were identified by management.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2023, which is the date this financial statement was issued.

3. CONTINGENCIES

Claims and Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 of its net capital for 12 months after commencing business as a broker dealer). As of December 31, 2022, the Company had net capital of $887,137 which was $637,137 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1 as of December 31, 2022.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments may include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses on such accounts and believes it is not subject to any significant credit risk with cash.

The Company's clearing and depository operations for securities transactions are provided through a single clearing broker, Pershing. See Note 2 for total amounts due from Pershing as of December 31, 2022.

6. RELATED PARTY TRANSACTIONS

On June 30, 2022, the Company entered into an expense sharing agreement ("ESA"), as subsequently amended November 1, 2022 with its Parent. Among other terms and conditions of the ESA, the Parent agrees to assist the Company by providing funds necessary to operate the Company's business operations (see Notes 2 and 7). The ESA requires the Parent to be solely responsible for paying various types of operating expenses incurred by the Company such as salaries, related benefits, payroll taxes, utilities, occupancy, communications, equipment, furniture and other operating expenses that are required for the Company to sustain its operations. The ESA also allows the Parent to charge the Company for such expenses incurred on the Company's behalf based on an allocation determined by the Parent on a monthly basis. In addition, such allocation of expenses may be revised as deemed necessary by the Parent. The Company recognizes expenses charged by the Parent based on their nature. Unpaid amounts owed to the Parent related to the ESA totaled approximately $269,000 as of December 31, 2022 and are included in due to related parties in the accompanying statement of financial condition.

Pursuant to a sub-clearing agreement, the Company introduces an affiliate's (related through common ownership) customers to the Company's clearing broker. As of December 31, 2022, $5,446 in unpaid amounts owed to the affiliate are included within due to related parties in the accompanying statement of financial condition.

6. RELATED PARTY TRANSACTIONS (CONTINUED)

Pursuant to an agreement, the Company receives revenue through its clearing broker on behalf of its affiliated registered investment advisor (related through common ownership). As of December 31, 2022, amounts payable to this affiliate related to such amounts totaled $3,961, which is included within due to related parties in the accompanying statement of financial condition.

7. SUBSEQUENT EVENT

On January 25, 2023 the Indirect Ultimate Parent's board of directors authorized the contribution of $1 million in capital to be provided to the Parent should it be required to support the Parent's and its subsidiaries' ongoing operations (see Note 2). Such capital is expected to be contributed by the Indirect Ultimate Parent to the Parent during 2023 to support the continued operations of the Parent and its subsidiaries.